# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SIM Acquisition Corp. I, CIK 0002014982
CUSIP: G8431T101
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: 725 Fifth Avenue, 22nd Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-25-030962
Filed by CIK 0001512805

## Reporting persons
- WESTCHESTER CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 57,845; shared voting power 709,711; sole dispositive power 57,845; shared dispositive power 709,711; aggregate amount beneficially owned 767,556 (3.34% of the class)
  Comment: * Based on 23,000,000 Shares outstanding as of March 27, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2026.

## Item 1. Issuer
Name of issuer: SIM Acquisition Corp. I
Address of issuer's principal executive offices: 725 Fifth Avenue, 22nd Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing:
Westchester Capital Management, LLC ("Westchester"), a Delaware limited liability company.
Westchester, a registered investment adviser, serves as sub-advisor to each of The Merger Fund ("MF"), The Merger Fund VL ("MF VL"), Virtus Westchester Credit Event Fund ("CEF") and JNL Multi-Manager Alternative Fund ("JARB", together with MF, MF VL and CEF, the "Funds"). The Funds directly hold Ordinary Shares of the Company for the benefit of the investors in those Funds. Mr. Roy Behren and Mr. Michael T. Shannon each serve as Co-Presidents of Westchester.
Address of principal business office or, if none, residence:
Westchester Capital Management, LLC
100 Summit Lake Drive, Valhalla, NY 10595
Citizenship: Westchester is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 767,556
Percent of class: 3.34%
Sole power to vote or to direct the vote: 57,845
Shared power to vote or to direct the vote: 709,711
Sole power to dispose or to direct the disposition: 57,845
Shared power to dispose or to direct the disposition: 709,711

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- WESTCHESTER CAPITAL MANAGEMENT, LLC: /s/ CaSaundra Wu, Chief Compliance Officer (05/15/2026)